Louis A. Brilleman, P.C.
110 Wall Street, 11th Floor
New York, NY 10005-3817
Phone: 212-709-8210
Fax: 212-943-2300

April 30, 2010

VIA EDGAR

Mr. David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Coda Octopus Group, Inc. (the “Company”)
Form 10-K for the year ended October 31, 2009 (the “Form 10-K”)
File No. 000-52815

Dear Mr. Humphrey:

This letter is in response to the letter dated March 8, 2010 by the accounting staff of the Securities and Exchange Commission (the “Staff”) with comments on the responses of the Company dated February 12, 2010.  Please note that the Company will file an amended Form 10-K to incorporate the changes requested by the Staff as soon as the Staff clears the Company’s proposed revisions.

Form 10-K for the Year Ended October 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation
Comparison of fiscal year ended October 31, 2009, compared to fiscal year ended October 31, 2008, page 25

1.	The Company proposes to revise and amend the disclosure to read as follows:

Selling, General and Administrative Expenses (SG&A). SG&A expenses for the 2009 Period decreased to $11,238,961 from $13,204,254 in 2008, a reduction of 14.9% which reflects activity under the cost reduction plan that has been executed during 2009 and hitherto in 2010. SG &A expenses for 2009 include termination payments to former directors and management  of  $1,039,892.

Mr. David R. Humphrey
Securities and Exchange Commission
April 30, 2010

2.    The Company proposes to revise and amend the disclosure to read as follows (please note that the Company does not intend to disclose S G & A by business segment since the information is not required)

Comparison of fiscal year ended October 31, 2009, compared to fiscal year ended October 31, 2008.

Introduction

Coda Octopus Martech acquired Dragon Design in December 2008. Therefore, financial information for Martech for the 2009 Period includes activity in Dragon. This should be taken into account when comparing the 2009 Period with the 2008 Period.

Revenue: Total revenues for the 2009 Period and the 2008 Period were $13,224,435 and $16,968,992 respectively, representing a decrease of 22.1%. Contributing factors to the decrease were the global economic downturn, a particular slowdown in the oil and gas market globally, and the hiatus in Government business brought about by the Presidential elections, and the particular focus on Government procurement, and where we saw only one of our planned minimum of four sales of our Echoscope®.

Gross Margins:  Margins were weaker in the 2009 Period at 52.2% (gross profit of $6,908,474) compared to 59.1% ($10,027,635) in the 2008 Period, reflecting a different mix of sales in our businesses (products versus project work). In particular the slowdown in the oil and gas and Government procurement markets had a direct impact on the sales of our Echoscope® and we realized only one of our budgeted minimum of four sales for 2009.  These factors caused a drop in product income.

Whilst  our skills businesses also to, a lesser degree, suffered from the slowdown because the profile of these businesses is of project work running over a period of months and years the effect of any change of growth rate is spread over time rather than the small number of weeks between order and delivery typical of products businesses.

Research and Development (R&D). R&D spending decreased from $3,525,023 in the 2008 Period to $2,652,713 in 2009 in line with our commitment to the holder of our secured convertible notes. However, this level of spending still allows us to devote considerable R&D resources to bring forward product variants of our core technology that we plan to introduce to the market over the next months.

Selling, General and Administrative Expenses (SG&A). SG&A expenses for the 2009 Period decreased to $11,238,961 from $13,204,254 in 2008, a reduction of 14.9% which reflects activity under the cost reduction plan that has been executed during 2009 and hitherto in 2010.  SG&A expenses for 2009 include termination payments to former directors and management of $1,039,892.

Mr. David R. Humphrey
Securities and Exchange Commission
April 30, 2010

Key areas of 2009 Period expenditure include wages and salaries, where we spent $6,835,266 or 49.2% during the 2009 Period against $8,202,854 or 49.0% of our SG&A cost during the 2008 Period; legal and professional fees, including accounting, audit and investment banking services, where we spent $3,293,878 or 23.71% in 2009 against $1,357,114 or 8.1% of our SG&A costs in 2008 - this increase is due to legal fees, and provisions associated with defending the two legal cases described in Item 4 above and accounting; travel costs reduced to $476,677 or 3.3% in 2009 from $782,615 or 5.63% of SG&A in the 2008 Period, rent for our various locations increased in 2009 to $715,910 or 5% against $701,528 or 4.2% of SG&A in 2008; marketing reduced in the 2009 Period to $522,576 or 3.6% of SG&A against $1,240,508 or 7.4% of SG&A in 2008, as we reduced the number of consultants engaged in the Business.

Operating Loss. We incurred a loss from operations of $6,983,200  in the 2009 Period against $6,701,642 in the 2008 Period.  This increased loss is attributable to falling revenues, particularly in sales of products during the downturn in the oil and gas industry and the hiatus in Government sales brought about by the 2009 Presidential election.

Interest Expense . Interest expense increased in the 2009 Period to $1,846,883 from the 2008 Period interest costs which were $1,538,724. In both years we have included amortization of the 30% redemption premium for our convertible note, at a cost of $514,285 for 2009 against $348,493 for 2008.  We have accrued interest on the convertible bond of $195,150, ahead of payment of this latter amount in February 2010.

Dividends and Other Stock Charges. In the 2009 Period, dividends were due only on outstanding Series A Preferred stock, and totaled $47,382 for the year, versus $129,568 in 2008.

Business Segments

The Company operates in two business segments, Contracting and Products.

The table below summarizes sales by business segment for each of the periods indicated:

	For the Year Ended October 31,
	2009	2008
Contracting	$8,355,041	$7,699,801
Product	4,869,394	9,269,121
Total	$13,224,435	$16,968,922

Contracting Segment

The Company’s contracting segment operates mostly in the defense sector selling to government agencies and government prime contractors various services that assist them in the design and manufacture of a range of devices and components. The segment consists of Coda Octopus Colmek and Coda Octopus Martech (including the acquired Dragon Design) and Coda Octopus Tactical Intelligence

Mr. David R. Humphrey
Securities and Exchange Commission
April 30, 2010

Contracting segment Selected Financial Data

	For the Year Ended October 31,
	2009	2008
Sales	$8,355,041	$7,699,801
Operating Profit (loss)	$(2,084,664)	$(1,700,411)
Depreciation and amortization	$311,246	$272,966
Operating profit (loss) as a % of sales	(25.0)%	(22.1)%

2009 compared to 2008

The year-over-year increase in sales during 2009 is principally attributed to improvements in both businesses and the acquisition of Dragon Design part way through the year.

The operating loss in the Company’s Contracting segment was $2,084,664 in 2009 versus an operating loss of $1,700,411 in 2008. The increase in the loss from operations was due to a number of factors including the lower profitability of the business acquired from Dragon Design.

Products Segment

The Company’s Products segment manufactures and distributes a range of devices aimed at assisting surveyors to understand the sub-sea environment to customers in the oil and gas industry and others. The segment consists of Coda Octopus Products Limited and Coda Octopus Products Inc.

Product Segment Selected Financial Data

	For the Year Ended October 31,
	2009	2008
Sales	$4,869,394	$9,269,121
Operating Profit (loss)	$1,676,804	$2,266,490
Depreciation and amortization	$98,677	$76,216
Operating profit (loss) as a % of sales	34.4%	24.5%

2009 compared to 2008

The year- over -year drop in sales during 2009 is principally attributed to the general market slowdown and the slowdown in the oil and gas market in particular where the unprecedented drop in the oil price made a significant number of off-shore oil wells commercially unviable, and that in turn produced a slowdown in exploration and exploitation

The operating profit in the Company’s Products segment was $1,676,804 in 2009 versus an operating profit of $ 2,266,490 in 2008. The decrease in the profit from operations was due to the reduction in demand described above.

Mr. David R. Humphrey
Securities and Exchange Commission
April 30, 2010

3.	See the Company’s response to comment 2.

Note 7-Intangible Assets and Goodwill, page F-17

4.	Comparisons of forecasted assumptions to actual results for 2008

(a) The Company advises the Staff that the following significant assumptions were used in connection with testing goodwill for impairment as of October 31, 2008:

The goodwill impairment testing was performed at the reporting unit level. The Company compared the fair value of the reporting units with the carrying value to determine whether there was any impairment in goodwill.

The fair value of the reporting unit was based on the average of the future cash flows and the industry multiple valuation. For the purpose of determining cash flows, the Company extracted projected revenues, cost of sales, operating expenses, capital expenditure and depreciation numbers from the internal management budget for the next five years. The internal management budget for the first of the five years relevant to the goodwill impairment testing was developed by individual company managers based on known firm commitments, estimated sales for existing customers as driven by historical trends and economic factors.  The Company also produces an estimate for unexpected new business based on trends of similar types in previous years and as dictated by economic trends. There is an overlay on these projected sales for new products being produced. These numbers are rolled up at the group level and validated by group management for items such as economic performance and business factors.  With respect to costs, the Company conducts a review to determine the organizational and resource requirements needed to sustain sales projections. Numbers at the granular level are rolled up for the overall company and validated based on economic performance and business factors. The values for the ensuing four years relevant to the goodwill impairment testing are projected as dictated by historical trends in regard to business performance and projections in regard to the economic forecast.

For Colmek, the 2009 projections were; revenues of $5 million, gross profit of $2 million and net income of $212,000. Net income is projected to increase by 9% year on year in each of the succeeding 4 years.

For Martech, the 2009 projections were; revenues of $3 million, gross profit of $1.4 million and gross profit of $370k. Net income is projected to increase by 7.5% in 2010 and then by 9% year on year in each of the succeeding 3 years.

Operating results were adjusted for taxation at the effective tax rate of 25%. The cash flows were adjusted for depreciation, capital expenditure and increase in working capital. Cash flows were discounted at a rate of 28%. The residual value calculation which was a factor in the determination of future cash flows was calculated based on net income in the final year of the five year period considered in the calculation and projected to the following year at a long term growth rate of 5%. The long term growth rate represents the growth rate in the last year of the five year period relevant to the calculation. The residual cash flows were also adjusted for depreciation, capital expenditure and increases in working capital.

Mr. David R. Humphrey
Securities and Exchange Commission
April 30, 2010

(b) The Company engaged the services of an independent consultant to perform the goodwill impairment testing. The following significant assumptions were used in connection with testing goodwill for impairment as of October 31, 2009:

The goodwill impairment testing was performed at the reporting unit level. The Company compared the fair value of the reporting units with the carrying value to determine whether there was any impairment in goodwill. The fair value of the reporting unit was based on the average of the future cash flows and the industry multiple valuation. For the purpose of determining cash flows, the Company  extracted projected revenues, cost of sales, operating expenses, capital expenditure and depreciation numbers from the internal management budget for the next five years. The internal management budget for the first of the five years relevant to the goodwill impairment testing was developed by individual company managers based on known firm commitments, estimated sales for existing customers as driven by historical trends and economic factors. The Company also produces an estimate for unexpected new business based on trends of similar types in previous years and as dictated by economic trends. There is an overlay on these projected sales for new products being produced. These numbers are rolled up at the group level and validated by group management for items such as economic performance and business factors. With respect to costs, the Company conducts a  review to determine the organizational and resource requirements needed to sustain sales projections. Numbers at the granular level are rolled up for the overall company and validated based on economic performance and business factors. The values for the ensuing four years relevant to the goodwill impairment testing are projected as dictated by historical trends in regard to business performance and projections in regard to the economic forecast.

For Colmek, the 2010 projections are; revenues of $7.2 million, gross profit of $3.7 million and net income of $1.6 million. Net income is projected to increase by 8.3% year on year in each of the succeeding 4 years.

For Martech the 2010 projections are; revenues of $3.6 million, gross profit of $1.3 million and net income of $300k. Net income is projected to increase by 8.4% year on year in each of the succeeding 4 years.

Operating results were adjusted for taxation at the effective tax rate of 25%. The cash flows were adjusted for depreciation, capital expenditure and increase in working capital. Cash flows were discounted at a rate of 28%. Factors included in the discount rate include a the risk free rate of return of 4.57% which is based on 30 years US Treasury Bill rate; company beta of 1.73 as obtained from various investment websites and equity risk premium of 4.4% as determined based on the company’s unique risk factors. The residual value calculation, which was a factor in the determination of future cash flows, was calculated based on net income in the final year of the five year period considered in the calculation and projected to the following year at a long term growth rate of 5%. The long term growth rate represents the growth rate in the last year of the five year period relevant to the calculation. This rate is also aligned to the real GDP growth as projected for the US based on 2009 factors. The residual cash flows were also adjusted for depreciation, capital expenditure and increases in working capital.

Mr. David R. Humphrey
Securities and Exchange Commission
April 30, 2010

(c ) The following is a comparison of the forecasted assumption used in connection with the goodwill impairment test as of October 31, 2008 to the actual results:

In the Company’s 2008 goodwill review, it projected for Colmek in 2009 to have revenues of $5 million, gross profit of $2 million, and net income of $212,000.  Actuals for Colmek in 2009 were revenues of $3.4 million, gross profit of $1.7 million, and a net loss of $34k.  The Company believes that its revenues were down due to the state of the overall economy.  Nevertheless, the Company managedto generate a gross profit that was close to its projections.  The Company net loss was due to our operating expenses still being at about what was projected, however, the Company did not believe this was enough of a drop to warrant impairment.

Also, in its 2008 goodwill review, the Company projected for Martech in 2009 to have revenues of $3 million, gross profit of $1.4 million, and net income of $370k.  Actuals for Martech in 2009 were revenues of $3 million, gross profit of $983k, and a net loss of $179k.  Therefore, the Company met  its revenue expectations.  However, cost of goods sold and operating expenses were higher than projected, thus leading to the net loss.  Nevertheless, the Company believes that due to the fact the Company still reached its revenue target despite the state of the overall economy, there was no reason for impairment.

(d) If actual results had been used , the Company would still have a surplus of fair value over carrying value for both companies and as such a write-down to income would not be necessary; see (e) below..

(e) Effect of October 31, 2008 forecast to actual comparison impact on forecasted assumptions used in 2009 impairment analysis:

If actual results for both Colmek and Martech  for 2009 were used in the goodwill impairment analysis,  the fair value of Colmek would have exceeded the carrying value by $1,045,692 and the fair value for Martech would have exceeded the carrying value by $72,715.

Mr. David R. Humphrey
Securities and Exchange Commission
April 30, 2010

5.	We will revise and amend the disclosure to read as follows

The identifiable intangible assets acquired and their carrying value at October 31, 2009 and 2008 is:

	2009	2008
Customer relationships (weighted average life of 10 years)	$784,243	$694,503
Non-compete agreements (weighted average life of 3 years)	278,651	198,911
Patents (weighted average life of 10 years)	67,837	63,695
Licenses (weighted average life of 2 years)	100,000	100,000

Total amortized identifiable intangible assets - gross carrying value	1,230,731	1,057,109
Less accumulated amortization	(533,462)	(324,661)

Net	697,269	732,448

Residual value	$697,269	$732,448

The acquisition of Dragon Design Ltd (“Dragon”) in December 2008 resulted in the valuation of Dragon’s customer relationships and covenants not to compete as intangible assets (see Note 14), which have an estimated useful life of 3 years each, and as such are being amortized on a straight-line basis over that period.  In addition, the Company recognized goodwill of $282,533 that represents the excess of the purchase price it paid over the fair value of Dragon’s net tangible and intangible assets it acquired.

The acquisition of the assets of Tactical Intelligence, LLC (“Tactical”) in November 2008 resulted in the valuation of Tactical’s customer relationships and covenants not to compete as intangible assets (see Note 14), which have an estimated useful life of 3 years each, and as such are being amortized monthly over that period. In addition, the Company recognized goodwill of $135,000 that represents the excess of the purchase price we paid over the fair value of Tactical’s net tangible and intangible assets acquired.

Estimated annual amortization expense as of October 31, 2009 is as follows:

2010	$153,028
2011	131,537
2012	76,696
2013 and thereafter	336,008

Total	$697,269

Mr. David R. Humphrey
Securities and Exchange Commission
April 30, 2010

Amortization of patents, customer relationships, non-compete agreements and licenses included as a charge to income amounted to $231,321 and $189,621 for the years ended October 31, 2009 and 2008, respectively. Goodwill is not being amortized.

As a result of the acquisitions of Martech, Colmek, Dragon and Tactical, the Company has goodwill in the amount of $3,524,538 as of October 31, 2009 and $3,099,575 as of October 31, 2008. The changes in the carrying amount of goodwill for the period ended October 31, 2009 and year ended October 31, 2008 are recorded below:

	2009	2008
Beginning goodwill balance at November 1:
CodaOctopus Colmek, Inc.	$2,038,699	$2,038,669
CodaOctopus Martech Ltd	998,591	998,591
CodaOctopus Products Ltd	62,315	62,315
Goodwill recorded upon acquisition:
CodaOctopus Tactical Intelligence, Inc.	142,430	-
Dragon Design Ltd	282,533	-

Balance at October 31, 2009 and 2008	$3,524,538	$3,099,575

Considerable management judgment is necessary to estimate fair value. The Company enlisted the assistance of highly skilled individuals to determine the fair value of our intangible assets and goodwill, both at the dates of acquisition and annually thereafter. Based on various market factors and projections used by management, actual results could vary significantly from management’s estimates.

The Company’s policy is to test its goodwill balances for impairment on an annual basis, in the fourth quarter of each year, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

As disclosed in the Company’s prior filings, the historic goodwill assets arose chiefly from the acquisition of two wholly owned subsidiaries that comprise the Company’s professional services reporting units- Martech and Colmek.

The Company performed its regular impairment test according to the pronouncements in ASC 350  “Intangibles – goodwill and other” for the financial year ending October 31, 2008 by an experienced individual.

The Company evaluates goodwill for impairment based on the fair value of the operating reporting units to which this goodwill relates at least once a year. The Company generally determines the fair value of a reporting unit using the income approach, which is based on the present value of estimated future cash flows and the industry multiple valuation. In the case of Colmek, fair value exceeded carrying value by 43% and in the case of Martech, fair value exceeded carrying value by 28%. Based on this assessment at October 31, 2009 and 2008, the Company has determined that there is no impairment charge to goodwill based upon management’s assessment of operating results and forecasted discounted cash flow.

Mr. David R. Humphrey
Securities and Exchange Commission
April 30, 2010

The estimated fair value of its goodwill could change if the Company is unable to achieve operating results at the levels that have been forecasted, the market valuation of our business decreases based on transactions involving similar companies, or there is a permanent, negative change in the market demand for the services offered by the Company. These changes could result in a further impairment of the existing goodwill balance that could require a material non-cash charge to our results of operations.

Further, during Q1 2010 the Company again engaged the services of an independent consultant to verify the conclusions that the Company had reached in evaluating its goodwill according to the pronouncements in ASC 350 “Intangibles – goodwill and other” for FYE October 31, 2009 at the end of the financial year 2009. The independent consultant again reviewed the same series of measures and tests that had been performed in prior years and verified these values as reasonable.

6.           The Company advises the Staff that the information set forth on the cover page of the Form 10-K was computed based on technical disclosure requirements.  Accordingly, the computation excludes shares held by affiliates of the Company.  For purposes of this calculation, all directors and executive officers of the registrant are considered to be affiliates of the company.  However, previous Comment 2 requested the approximate market capitalization as of particular dates.  Accordingly, the information provided by the Company included all of the issued and outstanding shares of the Company multiplied by the market price as of such dates.

Note 15 – Segments, page F-24

7.           The Company advises the Staff that expenses are considered to be Corporate rather than pertaining to an individual business within the Group if the effect of such expenditure benefits for the most part, the Group as a whole rather than an individual business.

During 2009, the Company undertook a cost reduction program centered mainly on Corporate costs, as described in the Company’s most recent filings, and as such, many of these expenses reduced over the period of FY2009. As requested please find below a list of staff who were employed during FY2009 by the Company and whose compensation expenses were allocated to Corporate.  At the present time, only two of these positions are occupied: CEO and Financial Controller.

Mr. David R. Humphrey
Securities and Exchange Commission
April 30, 2010

Name	Title	Payroll	Stock	Total

Jason Reid	CEO	$328,504	$5,212	$333,716
Jody Frank	CFO	306,798	106,054	412,852
Angus Lugsdin	SVP Marketing	147,012	19,523	166,535
Kelly Nelson	Marketing	39,768		39,768
Sara Palmer	Intern	10,903		10,903
Tom Brady	Financial Controller	131,195	14,603	145,798
Maritza Ruiz	Senior Accountant	69,862		69,862
Rebekah Frank	Assistant	214		214
Anthony Davis	Senior Vice President	135,506	3,474	138,980
Natalie Francia	Assistant	41,474		41,474
Frank Moore	Senior Vice President	59,123	3,474	62,597
Ruth Rogers	Assistant	35,913	695	36,608
Richard Lewis	Senior Vice President	178,750	3,474	182,224
Joy Young	HR Manager	55,302		55,302
Jacqualyn Lafaro	Admin Assistant	24,615		24,615
Geoff Turner	Senior Vice President	12,158	3,474	15,632
Billy Grant	Financial Controller	60,599	9,293	69,892
Nicola Relton	Finance Assistant	2,925		2,925
Employers Social Security/Payroll Taxes		88,254		88,254
Director’s Fees		44,390	17,372	61,762
Other Staff			40,062	40,062

Total		$1,773,265	$226,710	$1,999,975

In addition, as requested, “Professional Fees” are comprised of the following: termination payments to ex-officers due  under the terms of the compromise agreements and the like; fees and accruals for legal costs and associated costs in defending two litigations; audit, compliance and fees associated with being a reporting company; and consultancy fees of the President of European Ops and others.

8.	The Company proposes to revise and amend its Segment disclosure to read as follows:

The Company's two reportable segments are managed separately based on fundamental differences in their operations.   Coda Octopus Colmek and Coda Octopus Martech make up the contracting part of the business, and Coda Octopus Products Limited and Coda Octopus Products Inc. make up the product sales.

Mr. David R. Humphrey
Securities and Exchange Commission
April 30, 2010

As a result of the Company’s internal reorganization the Company has restated previously reported segment information.

The contracting segment deals mainly with Government agencies and defense prime contractors and have expertise in designing and producing specific devices and components for such customers, with an emphasis on sub-sea technology.  This segment also manufactures the Group’s products (for Coda Octopus Products).

The products segment designs and produces, through its arrangements with the contracting segment, sub-sea software and hardware products aimed at the Oil and Gas, Underwater Construction, and Port and Harbor Security markets.

Segment operating income is total segment revenue reduced by operating expenses identifiable with the business segment. Corporate includes general corporate administrative costs.

The Company evaluates performance and allocates resources based upon operating income. The accounting policies of the reportable segments are the same as those described in the summary of accounting policies. There are no inter-segment sales.

There are inter-segment sales between our engineering contracting businesses and our products businesses, which have been removed from the information shown below.

Mr. David R. Humphrey
Securities and Exchange Commission
April 30, 2010

The following table summarizes segment asset and operating balances by reportable segment.

	For the year ended
	October 31, 2009	October 31, 2008
Net Sales to External Customers:
Contracting	$8,355,041	$7,699,801
Products	4,869,394	9,269,121

Total Sales to External Customers	$13,224,435	$16,968,922

Depreciation and Amortization:
Contracting	$311,246	$272,966
Products	98,677	76,216
Corporate	279,821	198,185
Total Depreciation and Amortization	$689,744	$547,367

General and Administrative Expense:
Contracting	$2,493,261	$3,197,847
Products	1,679,450	2,332,500
Corporate	6,085,784	6,059,320
Total General and Administrative Expense	$10,258,495	$11,589,667

Capital Expenditures:
Contracting	$7,825	$54,507
Products	32,747	58,064
Corporate	7,186	18,931
Total Capital Expenditures	$47,758	$131,502

Operating Income (Losses):
Contracting	$(2,084,664)	$(1,700,411)
Products	1,676,804	2,266,490
Corporate	(6,575,340)	(7,267,721)
Total Segment Operating Losses	$(6,983,200)	$(6,701,642)

	Year ended
	October 31, 2009	October 31, 2008
Segment Assets:
Contracting	$7,235,301	$7,261,070
Products	2,867,693	4,384,944
Corporate	3,034,386	5,393,270
Total Segment Assets	$13,137,380	$17,039,284

The Company’s reportable business segments operate in two geographic locations.

Those geographic locations are:

* United States

* Europe

Mr. David R. Humphrey
Securities and Exchange Commission
April 30, 2010

The Company evaluates performance and allocates resources based upon operating income. The accounting policies of the reportable segments are the same as those described in the summary of accounting policies. There are inter-segment sales which have been removed upon consolidation and for the purposes of the information shown below.

Information concerning principal geographic areas is presented below according to the area where the activity is taking place for the years ended October 31, 2009 and 2008 respectively:

	For the year ended
	October 31, 2009	October 31, 2008
NET SALES TO EXTERNAL CUSTOMERS:
United States	$5,939,535	$7,362,966
Europe	7,284,899	9,605,956
TOTAL SALES TO EXTERNAL CUSTOMERS	$13,224,435	$16,968,922

	Year ended
	October 31, 2009	October 31, 2008
ASSETS:
United States	$7,919,830	$9,194,494
Europe	5,217,550	7,844,790
TOTAL ASSETS	$13,137,380	$17,039,284

9.           The Company advises the Staff supplementally that during the fiscal year ended October 31, 2009, the Company paid Richard Lewis an amount of $167,212 in compensation.

The service agreement between the Company and Mr. Richard Lewis was entered into on or around December 1, 2009, for a period of seven (7) months from that date (Engagement Period).  During the Engagement Period the Company agreed to pay a monthly base fee of $13,280.  In addition, the Company agreed to pay a monthly fee of $5,000, payable in cash or Company stock at the election of Mr. Lewis.  In addition, subject to certain performance related measures being met over a 12 month period, the Company agreed to pay a bonus payment of $100,000 common stock.

For the fiscal year ended October 31, 2009 the Company owed Angus Lugsdin an amount of $162,597 in compensation.

The service agreement between the Company and Mr. Lugsdin was entered into on or around December 7, 2009, for a period of six (6) months from that date (Engagement Period).  During the Engagement Period the Company agreed to pay a monthly base fee of $13,541.66.  In addition, subject to a sale of the Company’s Underwater Inspection System Product by Mr. Angus Lugsdin, the Company agreed to pay $20,000 per system sold.

The Company advises the Staff further that the agreements with Messrs. Lewis and Lugsdin have since been terminated.

These payments are treated as ‘Professional Fees’, and in the case of the variable amounts to be paid per system sold as “Cost of Sales”.

Mr. David R. Humphrey
Securities and Exchange Commission
April 30, 2010

10.  The Company will amend the Form 10-K to disclose that the Company is separated in two reporting units and that its segment organization is reflected by the basis of contractor operations and product sales.  For the Company’s conclusions reached on the evaluation of goodwill, please we refer to the Company’s response to comment 4 in this response letter.

11.  In response to the Staff’s comment, the Company has re-evaluated its segment organization and determined that the segments are better reflected on the basis of contractor operations and product sales.  See the Company’s response to comment 8 for proposed revised disclosures. Since the Company believes that it has complied with the Staff’s comments to revise its disclosures, it believes that it should not have to submit to the Staff the requested internal reports and data.

12  See the Company’s response to comment 8.

13.  The Company intends to restate the Form 10-K to change the disclosure that indicates that it has one reporting unit for assessing goodwill. The Company will also amend the disclosure based on FASB ASC 350 which indicated that a company is divided into separate “reporting units”, each representing groups of products that are separately managed. For this purpose, the Company has two reporting units and it has evaluated goodwill separately based on these criteria.  Colmek and Martech represent two separate groups of products within the Company and were therefore assessed separately for the goodwill valuation. Additionally, the Company will amend the disclosures to indicate that Dragon Design has merged with Martech and that Tactical Intelligence is included as a separate subsidiary of the Company.

Exhibit 31

14.  The Company will file a revised Exhibit 31 in accordance with the Staff’s comment.

As noted previously, Jody Frank is no longer with the Company.  Therefore, kindly address future correspondence to Geoffrey Turner.

Please contact the undersigned at 212-709-8210 if you need any addition al information.

Mr. David R. Humphrey
Securities and Exchange Commission
April 30, 2010

Very truly yours,

/s/ Louis A. Brilleman

cc: Geoffrey Turner,
      Chief Executive Officer
      (Coda Octopus Group, Inc.)